EXHIBIT 8.1
Subsidiaries of the Registrant

Name	Place of Incorporation

Aero-Biotech Group Limited	British Virgin Islands
China Victory International Holdings Limited	Hong Kong
Aero-Biotech Science & Technology Co., Ltd.	PRC
Agria Brother Biotech (Shenzhen) Co., Ltd.	PRC
Consolidated Affiliated Entity of the Registrant

Name	Place of Incorporation

Primalights II Agriculture Development Co, Ltd.	PRC